SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

June 6, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on June 6, 2023.

City of Buenos Aires, June 6, 2023

To

CNV/BYMA/MAE

Dear Sirs,

In relation with a news article published by argentine newspaper La Nación titled “Banco Itaú decided to sell its Argentine branch” and that it is currently “engaged in conversations with Banco Macro”, we would like to state that Banco Macro actively analyzes different business opportunities continuously.

In this regard we inform that Banco Macro is currently in conversations with Banco Itaú Unibanco regarding a potential transaction.

Furthermore we inform that as of this date no binding act or offer has been celebrated regarding this potential transaction. Any event celebrated by both parties that require to be disclosed will be duly informed to the market.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 6, 2023

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer